Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Dine Inc.
1717 E Cary St, 1717 Innovation Center Ste 3118
Richmond, VA 23223
https://DineGigs.com

Up to $534,999.96 in Common Stock at $0.33
Minimum Target Amount: $9,999.99

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Dine Inc.
Address: 1717 E Cary St, 1717 Innovation Center Ste 3118, Richmond, VA 23223
State of Incorporation: DE
Date Incorporated: June 05, 2017

Terms:

Equity

Offering Minimum: $9,999.99 | 30,303 shares of Common Stock
Offering Maximum: $534,999.96 | 1,621,212 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $0.33
Minimum Investment Amount (per investor): $165.00

*Maximum subject to adjustment for bonus shares. See Bonus info below

The 10% Bonus for StartEngine Shareholders

Dine Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 in StartEngine's own offerings.

StartEngine shareholders who invested $1,000 or more in any StartEngine offering will receive a 10% bonus on this offering. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Common Stock at $0.33/ share, you will receive 110 common stock shares, meaning you'll own 110 shares for $33. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors received their countersigned StartEngine Crowdfunding Inc. subscription agreement.

The Company and its Business

Company Overview

Dine Inc. founder Duncan Parker began designing the DineGigs ERP infrastructure back in 2014 when he couldn't find software tools that made running a restaurant smarter and easier. In nearly twenty years, little in restaurant technology had changed since the introduction of the color, touch screen point-of-sale introduced in the late 1990's. DineGigs was created as a way for those who work in the foodservice industry, the largest employment sector of the US economy, a straightforward platform to find jobs and manage their employment, while bringing enterprise technology to small business restaurants who've been left out of the technological advancements other industries now enjoy. Dine Inc. seeks to bridge that gap with DineGigs; a holistic, organic technology solution designed to bring restaurant technology into the 21st century. DineGigs Inc. shortened its name to Dine Inc. on January 1st 2019 to better represent our direction going forward (not just a job board, but human resources, etc.). Both names are synonymous with the same entity, only a name change, which is permitted in our formation state of Delaware. Dine Inc. is pursuing trademark protection for the DineGigs brand name.

Competitors and Industry

Foodservice technology is a competitive landscape with many industry giants like Oracle & Square dominating market share in this industry responsible for $50 Billion in annual revenue. This creates a distinct opportunity. Our competitors are engineers who create solutions to problems that don't exist as a way to sell computers, software and payment processing. They understand technology, not foodservice. Dine Inc. turns that notion on its head; we understand what these giants are missing and we're building exactly that.

Current Stage and Roadmap

Phase I, the first four of more than 20 modules comprising DineGigs ERP infrastructure are scheduled to launch on June 17th, 2019. The entire project is laid out over five phases, each containing four or five modules that address specific, related needs within the industry. Each phase will be released approximately quarterly over the year following Phase I launch, with the final Phase V launch expected mid-2020.

The Phase I release coming June 2019 contains several modules that build the foundation for our software application. DineGigs (our job board module), job detail, business & user profiles, DineWall (employee communication), ability to apply for jobs, as well as account creation, password reset, and other basic functionality integral to user experience are included in the release. As the Phase I modules will be free to use for all, the goal with the release is to build an audience who use and depend on our job board service.

Phase II is expected to be released in Q4 2019 and contains four modules collectively known as "DineHR". DineHR is our employee onboarding and self-service HR portal module. Other modules included in this phase include an advanced employee scheduling module that automatically plans employee schedules for managers, TimeClock for managing employee punches, and DineDash, the integrated dashboard where users manage their entire DineGigs experience. Phase II will be a monthly subscription product with aniticipated cost of $35/month.

Phase III expands on Phase II with five modules that extend our restaurant management platform, collectively known as "DineDuty". Also notable in Phase III is we plan to introduce mobile & wearable apps for iOS & Android. Phase IV & V features have not yet been announced formally. These contain modules dedicated to restaurant operation beyond human resources and employee responsibility.

The Team

Officers and Directors

Name: Duncan Parker

Duncan Parker's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chairman & CEO
  Dates of Service: June 05, 2017 - Present
  Responsibilities: Overseeing the Board of Directors (Chairman). Managing all day-to-day activities and cultivating the forward vision of Dine Inc. (CEO).

Other business experience in the past three years:

- **Employer:** Kabana Rooftop
  Title: Executive Chef
  Dates of Service: June 15, 2016 - October 30, 2016
  Responsibilities: Creating and executing the food program of one of the country's most wildly successful new restaurants.

Other business experience in the past three years:

- **Employer:** LuLu's
  Title: General Manager
  Dates of Service: August 26, 2014 - June 01, 2016
  Responsibilities: General Manager of LuLu's; a restaurant first awarded "Top 100 Restaurants in America" by OpenTable under his leadership. General Manager is responsible for all day-to-day activities necessary in restaurant management.

Other business experience in the past three years:

- **Employer:** Dine Inc.
  Title: Founder & CEO
  Dates of Service: November 01, 2016 - Present
  Responsibilities: Product development, strategy, and leadership chief executive. Working in this capacity began nearly 8 months prior to formal company formation.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these

securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering Common Stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current services are variants on one type of service, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for online capital formation.

We may never have an operational product or service

It is possible that there may never be an operational DineGigs ERP Infrastructure or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our vanadium flow battery. Delays or cost overruns in the development of our vanadium flow batteries and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits

Dine Inc. was formed on June 5th, 2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Dine Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that the DineGigs ERP Infrastructure is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in

the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Dine Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Dine Inc. could harm our reputation and materially negatively impact our financial condition and business.

Common Stock Warrants

During the year ended December 31, 2018 and the period from June 5, 2017 (inception) through December 31, 2017 the Company granted warrants to purchase 68,182 and 33,303 shares of common stock, respectively, to a third party exchange for services related to the development of the Company's online software platform. These warrants have an exercise price of .33 per share and have exercise periods extending from December 2018 through December 2033. The Company determined the grant date fair value of these warrants to be $22,500 and $10,000, respectively using the

Black-Scholes option pricing model. The fair values of these warrants are being recorded as additional paid-in capital over the term of the related service agreement and capitalized software.

Key Vendor Relationship
Dine Inc.'s ability to produce its software platform is dependent upon its partner, KiwiTech's, ability to remain in business and produce the platform. Should KiwiTech fail to remain in business, our ability to produce our software platform at projected costs will not be possible.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our [shareholders]. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our [shareholders] and will have no such right.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Duncan Parker	9,000,000	Common Stock	86.0

The Company's Securities

The Company has authorized Common Stock, Preferred Stock, and Convertible Notes. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,621,212 of Common Stock.

Common Stock

The amount of security authorized is 75,000,000 with a total of 10,346,485 outstanding.

Voting Rights

1 vote per share

Material Rights

Material Rights

Dine Inc. has authorized 4,752,000 shares of Common Stock to be held aside for future employee compensation issuance under Rule 701. Of the 4,752,000 shares authorized, none have currently been issued or are subject to vesting.

Our venture partner, KiwiTech, requested their ownership in Dine Inc. Common Stock be issued via 15 year Warrants. These warrants hold the same rights as Dine Inc. common stock. Total contract value with KiwiTech stands at 750,075 Warrants of which 98,485 have currently been issued.

Preferred Stock

The amount of security authorized is 25,000,000 with a total of 0 outstanding.

Voting Rights

To be determined

Material Rights

Preferred Stock has been authourized, but not issued. Dine Inc. has not defined the structure of what rights this share class shall possess. We expect at some point in the future that an investor could seek to do a Prefferred Stock transaction with Dine Inc.; terms for the share class will be determined at that time and will be subject to Board approval. Investors in Dine Inc. Common Stock should anticipate this eventuality. Currently, Dine Inc. is unaware of any current or potential investor who seeks a Prefferred Stock transaction with Dine Inc.

Convertible Notes

The security will convert into Common stock and the terms of the Convertible Notes are outlined below:

Amount outstanding: $101,500.00
Maturity Date: May 25, 2019
Interest Rate: 0.0%
Discount Rate: 0.0%
Valuation Cap: $5,000,000.00
Conversion Trigger: Reg CF filing with the SEC (raise going live)

Material Rights

Conversion; Repayment Premium Upon Sale of the Company.

(a) In the event that the Company issues and sells units to investors (the "Equity Investors") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells units resulting in gross proceeds to the Company of at least $9,999.99 (excluding the conversion of the Notes and any other debt) (a "Qualified Financing"), then it converts into common units at conversion price equal to the lesser of (i) 100% of the per share price paid by the Investors or (ii) the price equal to the quotient of $5,000,000 divided by the aggregate number of outstanding units of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of common stocks into which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into common units of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "Sale of the Company" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the members of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

Maturity.

Unless the Note has been previously converted in accordance with the terms of the Note prior to the Maturity Date, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into common units at a price per security equal to the quotient of $5,000,000 divided by the aggregate number of outstanding units of the Company as of immediately prior to the conversion of these Notes (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.) as soon a reasonably practicable following the Maturity Date.

What it means to be a minority holder

As a minority holder of Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $93,000.00
  Number of Securities Sold: 1,248,000
  Use of proceeds: This was a pre-seed round to establish the company and fund early operations
  Date: February 01, 2018
  Offering exemption relied upon: Form D

- **Type of security sold:** Convertible Note
  Final amount sold: $101,500.00
  Use of proceeds: Used for operations and development of our platform
  Date: March 26, 2019
  Offering exemption relied upon: Regulation CF

- **Name:** Common Stock

Type of security sold: Equity
Final amount sold: $1.00
Number of Securities Sold: 9,000,000
Use of proceeds: Original issuance of securities to company founder at time of company formation.
Date: June 05, 2017
Offering exemption relied upon: Rule 701

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial statements

Our financial statements for the years ending December 31, 2017 and 2018 can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part.

Financial condition

Dine Inc. is currently a pre-revenue company relying entirely on capital raised from investors to fund operations, research & development, and all other related business activities.

Results of operations

Year ended December 31, 2018 compared to year ended December 31, 2017

As a pre-revenue company, typical information such as Revenue, Cost of Sales and Gross Margin are not yet relevant metrics. Therefore, the focus of this section shall be applied to: Expenses, Liquidity and Capital Resources, Indebtedness, and Valuation.

Expenses

In the founding year of 2017, most expenses were related to salaries, software development costs, and marketing. In 2017 vs 2018, salaries remained consistent year over year. In December 2017 when Dine Inc. and KiwiTech reached agreement, marketing efforts were halted, and focus reapplied to developing the new platform. The original MVP website (minimum viable product) while live, had limitations on the capacity of traffic it could handle. The decision was made to reserve marketing dollars, intentionally limiting exposure to save the first impression to consumers until launch of the new platform in 2019. Capitalized Software Development Costs increased 325% in 2018 over 2017 and are expected to rise in a similar percentage manner in 2019 over 2018.

Liquidity and capital resources

Since its inception in 20017, the Company has raised $194,500 in cash over two rounds of funding; an initial friends & family round of $93,000 and a $101,500 convertible note round. Additionally, $500,000 has been raised from KiwiTech in the form of cash-equivalent credit to be used towards software development.

Together with the net proceeds from this offering, the Company intends to use the proceeds to increase its marketing efforts and further fund technology & software development. See "Use of Proceeds" below. The Company believes that the funds from this offering will enable it to fund operations through 2020, when, based on current assumptions, revenue generation is expected.

Indebtedness

Current indebtedness for Dine Inc. is limited to the issuance of convertible notes totaling $101,500. These notes convert to Dine Inc. common equity upon filing of the Form C. Notes are issued at the $5 Million valuation, without discount, and without interest for the first 3 years. Should the filing of the Form C associated with this round of financing be delayed beyond March 2021, interest will begin accruing at 10% per annum.

Valuation

Dine Inc. has not undertaken any efforts to produce its own valuation of the Company. The price of the shares merely reflects the opinion of the board and that of its venture partner, KiwiTech, as to what would be fair market value.

Historical results and cash flows:

Historical Results & Cash Flows

As a pre-revenue company, past results and future results will likely vary greatly. Expenses should be expected to rise in accordance with our ability to raise capital to fund future growth. Past performance should not be considered indicative of future performance.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Currently, Dine Inc. uses convertible notes to finance operations & development leading up to the Reg CF raise. We are fortunate to have a small pool of investors committed to the success of Dine Inc. backing us to this opportunity of a Reg CF filing.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The capital Dine Inc. seeks in this Reg CF filing is critical to our path forward. We have a very straightforward path to achieving revenue, but cannot do so without further developing our software and supporting it with marketing. We believe in our product so much that we'll always find a way; for now we believe a Reg CF raise will bring us a long way towards our goal. Several other possibilites exist regarding how we could obtain capital, but we are focused currently only on a successful Reg CF.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Of the current $194,500 in cash, a successful maximum Reg CF raise will significantly increase what we've already raised. Raising capital is necessary for Dine Inc. to bring its revenue producing products to market. Should this campaign not be successful, we will find another way to obtain funds needed to continue forward. However, we must raise capital to remain viable over the long term.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If we are only successful in raising our minimum, we're confident that we will be able to bring our revenue producing product DineHR (Phase II) to market and be able to market & advertise that product successfully; resulting in revenue we will use to further expand our platform & self-finance our growth. Our goal is to raise the minimum. Anything raised over our minimum will be used to speed or time-to-market and increase advertising & marketing reach.

How long will you be able to operate the company if you raise your maximum funding goal?

Our expectation is to self-finance our growth with the Phase II launch in Q4 2019. Our minimum raise amount should see us through develoment and marketing/advertising of Phase II. Should we raise the maximum amount (and not include revenue earned over the next 18 months) the expectation is a 12-18 month runway could be secured. What should be noted is that if the maximum raise amount is achieved, our plan is to build the entire DineGigs ERP Infrastructure and execute an expansive marketing & advertising plan. If our plan was to stop at Phase II and not develop or market further, we could operate an additional 36 - 48 months without the need to raise capital, but we expect our ultimate vision would suffer.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We do not have any lines of credit or open extension of capital loan available to Dine Inc.
While capital may be needed to grow in the future, we also find it a responsibility to not unneccesarily dilute shareholders if possible. We will practice the utmost care in strategically planning future capital raises. In a perfect world, this will be our last capital raise.

Indebtedness

- **Creditor:** Doug Adams
  Amount Owed: $35,000.00
  Interest Rate: 0.0%
  Maturity Date: July 03, 2021
  A. Now, therefore, for and in consideration of the mutual covenants contained in this Modification, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties agree as follows: - The Parties agree that The Sum borrowed in the original note will be changed to $35,000.oo (Thirty Five Thousand US Dollars). - The Parties agree that the total modified sum plus all accumulated interest owed to the Lender may be repaid by converting The Sum to DineGigs Inc. common equity based on the terms & valuation of any currently active funding round that has achieved its minimum offering amount, upon the Lender's request of conversion of debt to common equity. B. This Modification is executed solely for the purpose of modifying and amending the Agreement, and nothing contained in this Modification shall be deemed to constitute a novation of the Agreement or any other loan documents. With reference thereto, Borrower and Lender hereby further expressly acknowledge and agree that the Agreement and any other loan documents shall remain in full force and effect following the date of this Modification, and that said execution and delivery shall not in any way adversely affect the lien or existing priority of either the Agreement or any other loan documents. C.

Borrower hereby acknowledges, ratifies, and confirms all of its obligation as set forth in the Agreement and hereby agrees to performer, comply with, and abide by all of the covenants, agreements, terms and provisions contained therein, as amended and modified by this Modification. Nothing contained herein shall otherwise impair or release and covenant, agreement, term, or provision contained in the Agreement. Upon execution of this Modification, this Modification shall be incorporated into, shall be annexed to, and shall become part of the Agreement, and, as of such date, all references to the Agreement contained in any other loan documents shall thereafter be deemed to refer to the Agreement, as amended and modified by this Modification.

- **Creditor:** Jeffrey Roger Shawn
  Amount Owed: $10,000.00
  Interest Rate: 0.0%
  Maturity Date: March 04, 2022
  A. Now, therefore, for and in consideration of the mutual covenants contained in this Modification, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties agree as follows: - The Parties agree that the sum owed to the Lender will be repaid by converting The Sum to Dine Inc. common equity based on the terms & valuation of the next active funding round, at a maximum enterprise valuation of $5 Million, at the time of official filing. - Interest owed is forgiven, and should conversion take place within the next 3 years, no interest will be owed, to qualify this new investment for the Virginia Qualified Equity and Subordinated Debt Investments Tax Credit {Title 23 of the Virginia Administrative Code (VAC) 10-110-225 et seq.} B. This Modification is executed solely for the purpose of modifying and amending the Agreement, and nothing contained in this Modification shall be deemed to constitute a novation of the Agreement or any other loan documents. With reference thereto, Borrower and Lender hereby further expressly acknowledge and agree that the Agreement and any other loan documents shall remain in full force and effect following the date of this Modification, and that said execution and delivery shall not in any way adversely affect the lien or existing priority of either the Agreement or any other loan documents. C. Borrower hereby acknowledges, ratifies, and confirms all of its obligation as set forth in the Agreement and hereby agrees to performer, comply with, and abide by all of the covenants, agreements, terms and provisions contained therein, as amended and modified by this Modification. Nothing contained herein shall otherwise impair or release and covenant, agreement, term, or provision contained in the Agreement. Upon execution of this Modification, this Modification shall be incorporated into, shall be annexed to, and shall become part of the Agreement, and, as of such date, all references to the Agreement contained in any other loan documents shall thereafter be deemed to refer to the Agreement, as amended and modified by this Modification.

- **Creditor:** Jeff Turcotte
  Amount Owed: $35,000.00

Interest Rate: 0.0%

Maturity Date: February 04, 2022

A. Now, therefore, for and in consideration of the mutual covenants contained in this Modification, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties agree as follows: - The Parties agree that The Sum borrowed in the original note will be changed to $35,000.00 (Thirty Five Thousand US Dollars). - The Parties agree that the total modified sum plus all accumulated interest owed to the Lender will be repaid by converting The Sum to DineGigs Inc. common equity based on the terms & valuation of the next active funding round, at a maximum enterprise valuation of $5 Million, at the time of official filing. - Interest is forgiven for 3 years to qualify this investment for the Virginia Qualified Equity and Subordinated Debt Investments Tax Credit {Title 23 of the Virginia Administrative Code (VAC) 10-110-225 et seq.} B. This Modification is executed solely for the purpose of modifying and amending the Agreement, and nothing contained in this Modification shall be deemed to constitute a novation of the Agreement or any other loan documents. With reference thereto, Borrower and Lender hereby further expressly acknowledge and agree that the Agreement and any other loan documents shall remain in full force and effect following the date of this Modification, and that said execution and delivery shall not in any way adversely affect the lien or existing priority of either the Agreement or any other loan documents. C. Borrower hereby acknowledges, ratifies, and confirms all of its obligation as set forth in the Agreement and hereby agrees to performer, comply with, and abide by all of the covenants, agreements, terms and provisions contained therein, as amended and modified by this Modification. Nothing contained herein shall otherwise impair or release and covenant, agreement, term, or provision contained in the Agreement. Upon execution of this Modification, this Modification shall be incorporated into, shall be annexed to, and shall become part of the Agreement, and, as of such date, all references to the Agreement contained in any other loan documents shall thereafter be deemed to refer to the Agreement, as amended and modified by this Modification.

- **Creditor:** Jeff Turcotte

  Amount Owed: $6,500.00

  Interest Rate: 0.0%

  Maturity Date: March 26, 2019

  A. Now, therefore, for and in consideration of the mutual covenants contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties agree as follows: - The Parties agree that The Sum borrowed in this note is $6,500.oo (Six Thousand Five Hundred Dollars). - Terms of the Loan: o Interest shall accumulate at 10% APR after 3 years if not converted to common stock within that time. o The Parties agree that the total modified sum plus all accumulated interest owed to the Lender will be repaid by converting The Sum to DineGigs Inc. common equity based on the terms & valuation of the next active funding round, at a maximum enterprise valuation of $5 Million, at the time of official filing. o Interest is forgiven for 3 years to qualify this investment for the Virginia Qualified Equity and Subordinated Debt Investments Tax Credit {Title 23 of the Virginia Administrative Code (VAC) 10-110-225 et seq.} B. Borrower hereby acknowledges, ratifies, and confirms all of its obligation as set forth in the Agreement and hereby agrees to performer, comply with, and abide by all of the covenants, agreements, terms and provisions contained herein. Nothing contained herein shall otherwise impair or release and covenant, agreement, term, or provision contained in the Agreement.

- **Creditor:** Roger Shawn III
  Amount Owed: $15,000.00
  Interest Rate: 0.0%
  Maturity Date: February 21, 2022
  A. Now, therefore, for and in consideration of the mutual covenants contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties agree as follows: • The Parties agree that The Sum borrowed in this note is $15,000.oo (Fifteen Thousand Dollars). • Terms of the Loan: o Interest is forgiven for 3 years to qualify this investment for the Virginia Qualified Equity and Subordinated Debt Investments Tax Credit {Title 23 of the Virginia Administrative Code (VAC) 10-110-225 et seq.} o The Parties agree that the total modified sum plus all accumulated interest owed to the Lender will be repaid by converting The Sum to Dine Inc. common equity based on the terms & valuation of the next active funding round, at a maximum enterprise valuation of $5 Million (.33 cents per share), as of date of execution. o Should loan not be repaid or converted to Dine Inc. common stock within 3 years, interest will accrue annually at 7%, beginning upon the 3rd anniversary of this note. B. Borrower hereby acknowledges, ratifies, and confirms all of its obligation as set forth in the Agreement and hereby agrees to performer, comply with, and abide by all of the covenants, agreements, terms and provisions contained herein. Nothing contained herein shall otherwise impair or release and covenant, agreement, term, or provision contained in the Agreement.

Related Party Transactions

- **Name of Entity:** Duncan Parker
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Duncan Parker was forwarded salary via loan to shareholder in an amount totaling $62,459 as of December 31, 2018 from inception of June 5th 2017.
  Material Terms: The $62,459 loan to shareholder Duncan Parker is extended interest free, without repayment schedule. The intention is to pay back this loan via earned cash bonuses upon achieving revenue as a company. As of December 2017 the balance was $31,125 and has grown to $62,459 as of December 2018.

Valuation

Pre-Money Valuation: $4,982,500.05

Valuation Details:

The pre-money valuation is calculated including 10,346,485 currently issued shares of Common Stock, and 4,752,000 shares of Common Stock reserved for the stock options pool, which are currently ungranted.

 $4,982,500 valuation assigned by KiwiTech was an agreed upon valuation from both parties. Early stage startups are extremely difficult to value. Our current valuation was determined based solely on the opinion of KiwiTech and agreed to by CEO Duncan Parker. Factors affecting this opinion include: Intellectual property (patents pending), belief in the strength of the idea, opinion in Dine Inc.'s ability to execute it's vision, opinion that the DineGigs platform is uniquely differentiated from other technology platforms in the restaurant technology sector, and opinion that the product will be well received by the foodservice community. Fully diluted including warrants currently stands at 15,098,485 total fully diluted shares.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.99 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Operations*
  94.0%
  Should we only raise $10,000.00 (minimum) we will likely need to file another raise immediately and use the proceeds of this raise for short term operations.

If we raise the over allotment amount of $534,999.96, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Marketing*
  28.0%
  Approximately 28% or $150,000 is our planned budget for marketing as a result of this raise.

- *Research & Development*
  42.0%
  For the scope of this raise, we plan to spend up to $225,000 on R&D. This is

expected to fund delivery of our next two phases through the end of 2019.

- *Company Employment*
  18.0%
  Approximately 18% or $96,000 of the total maximum raise amount should be allocated towards company employment over a 12 month period.

- *Working Capital*
  3.0%
  Approximately $16,000 or 3% of the total raise amount will be used for working capital.

- *Operations*
  3.0%
  Over the next 12 months, operations expenses of approximately $16,000 are budgeted.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://DineGigs.com (https://DineGigs.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/dinegigs

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Dine Inc.

[See attached]

Dine Inc.

Financial Statements
Year Ended December 31, 2018 and the
period from June 5, 2017 (inception)
through December 31, 2017

Dine Inc.

Contents



Tel: 804-330-3092
Fax: 804-330-7753
www.bdo.com

300 Arboretum Place, Suite 520
Richmond, VA 23236

Independent Accountant's Review Report

Board of Directors
Dine Inc.
Richmond, Virginia

We have reviewed the accompanying financial statements of Dine, Inc., which comprise the balance sheets as of December 31, 2018 and 2017, and the related statements of operations, changes in shareholders' (deficit) equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

BDO USA, LLP

April 19, 2019

Financial Statements

Dine Inc.

Balance Sheets

December 31,		2018		2017
ASSETS				
Current assets:				
Cash	$	633	$	394
Notes due from shareholders		60,459		29,125
Total current assets		61,092		29,519
Property and equipment, net		2,648		—
Capitalized software development costs		65,000		20,000
Total assets	$	128,740	$	49,519
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities:				
Accrued expenses	$	94,385	$	19,272
Note payable to shareholders		10,000		10,000
Total current liabilities		104,385		29,272
Convertible notes		65,000		—
Total liabilities		169,385		29,272
Commitments				
Shareholders' equity				
Preferred stock: $0.000001 par value; 25,000,000 shares authorized; 0 shares issued and outstanding				
Common stock: $0.000001 par value; 75,000,000 shares authorized; 10,248,000 and 10,200,000 shares issued and outstanding as of December 31, 2018 and 2017, respectively		10		10
Additional paid-in-capital		125,490		86,990
Accumulated deficit		(166,145)		(66,753)
Shareholders' equity		(40,645)		20,247
Total liabilities and shareholders' equity	$	128,740	$	49,519

See accompanying notes and independent accountant's review report.

Dine Inc.

Statements of Operations

	Year ended December 31, 2018		Period from June 5, 2017 (inception) through December 31, 2017
Operating expenses:			
General and administrative	$	95,041	$ 66,753
Depreciation and amortization		434	—
Total operating expenses		95,475	66,753
Other expenses:			
Interest expense		3,917	—
Net loss	$	(99,392)	$ (66,753)

See accompanying notes and independent accountant's review report.

Dine Inc.

Statements of Changes in Shareholders' (Deficit) Equity

	Common Stock		Additional Paid-in- Capital	Accumulated Deficit	Total
	Shares	Amount			
Balance, June 5, 2017 (inception)	—	$ —	$ —	$ —	$ —
Issuance of common shares	10,200,000	10	76,990	—	77,000
Issuance of common stock warrants	—	—	10,000	—	10,000
Net loss for the period from June 5, 2017 (inception) through December 31, 2017	—	—	—	(66,753)	(66,753)
Balance, December 31, 2017	10,200,000	$ 10	86,990	$ (66,753)	20,247
Issuance of common shares	48,000	—	16,000	—	16,000
Issuance of common stock warrants	—	—	22,500	—	22,500
Net loss for the year ended December 31, 2018	—	—	—	(99,392)	(99,392)
Balance, December 31, 2018	**10,248,000**	**$ 10**	**125,490**	**$ (166,145)**	**$ (40,645)**

See accompanying notes and independent accountant's review report.

6

Dine Inc.

Statements of Cash Flows

	Year ended December 31, 2018		Period from June 5, 2017 (inception) through December 31, 2017
Cash flows from operating activities:			
Net loss	$ **(99,392)**	$	(66,753)
Adjustments to reconcile net loss to cash used in operating activities			
Depreciation	**434**		—
Changes in operating liabilities:			
Changes in accrued expenses	**75,113**		19,272
Net cash used in operating activities	**(23,845)**		(47,481)
Cash flows from investing activities:			
Purchase of property and equipment	**(3,082)**		—
Notes due from shareholder	**(31,334)**		(29,125)
Capitalized software development costs	**(22,500)**		(10,000)
Net cash used in investing activities	**(56,916)**		(39,125)
Cash flows from financing activities:			
Proceeds from convertible notes payable	**65,000**		—
Proceeds from note payable to shareholder	**—**		10,000
Proceeds from common stock issuance	**16,000**		77,000
Net cash provided by financing activities	**81,000**		87,000
Net increase in cash	**239**		394
Cash, beginning of year	**394**		—
Cash, end of year	$ **633**	$	394

Supplemental disclosure of non-cash financing activities			
Warrants issued for capitalized software development	$ **22,500**	$	10,000

See accompanying notes and independent accountant's review report.

Dine Inc.

Notes to the Financial Statements

1. Organization and Summary of Significant Accounting Policies

Dine, Inc. (the Company) was formed in the State of Delaware and commenced operations on June 5, 2017. The Company, which is privately held, is a company that is developing a software platform to connect employers with those seeking new opportunities in the food service industry.

Basis of presentation

The financial statements have been presented in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Such estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results may differ from estimates under different assumptions or conditions.

Cash and cash equivalents

Cash is maintained at a financial institution and, at times, balances may exceed federally insured limits. The Company has never experienced any losses related to these balances.

Capitalized software development costs

The Company incurred costs during development of its DineGigs Restaurant Management ERP online platform. Costs to develop such internal use software are expensed as incurred during the preliminary stages of development. Once the application has reached the development stage, such development costs are capitalized until the software is substantially complete and ready for its intended use. The DineGigs Restaurant Management ERP online platform is currently in the development stage.

The Company reviews its capitalized software development costs for impairment whenever events or changes in circumstances indicate that the carrying value of such costs may not be recoverable from its future undiscounted cash flows. If the future undiscounted cash flows are less than the carrying amount of the asset, an impairment loss is recognized based upon the asset's fair value. No impairment loss has been recognized since inception.

Property and equipment

Property and equipment consist of computer equipment and are stated at cost less accumulated depreciation. Depreciation expense is recognized using the straight-line method over an estimated useful life of five years.

Income taxes

The Company uses the liability method of accounting for income taxes. Under this method, the Company recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the respective carrying amounts and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using the enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. A valuation allowance is established against the portion of deferred tax assets that the Company believes will not be realized on a more-likely-than-not basis.

1. Organization and Summary of Significant Accounting Policies (continued)

The Company is subject to income taxes in U.S. federal jurisdictions and various state jurisdictions. Tax regulations within each jurisdiction are subject to interpretation of the related tax laws and regulations and require significant judgement to apply. The Company recognizes tax liabilities for uncertain tax positions when it is more likely than not that a tax position will not be sustained upon examination and settlement with various taxing authorities based on the technical merits of the position. Liabilities for uncertain tax positions are measured based upon the largest amount of benefit that is greater than 50% likely of being realized upon settlement. The Company's practice is to recognize interest and penalties related to income tax matters in income tax expense. Management has evaluated the Company's tax positons and has concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements.

Recent accounting pronouncements not yet adopted

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842) (ASU 2016-02)*. ASU 2016-02 establishes a right-of-use (ROU) model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The new standard is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. Management will evaluate the effect that adoption of this new standard will have on the Company's financial statements.

In May 2014, the Financial Accounting Standards Board (FASB) issued ASU 2014-09, *Revenue from Contracts with Customers (ASU 2014-09)*. ASU 2014-09 supersedes previously issued guidance on revenue recognition and will apply to virtually all industries. The core principle of this new guidance is built on the contract between a vendor and a customer for the provision of goods and services. It attempts to depict the exchange of rights and obligations between the parties in the pattern of revenue recognition based on the consideration to which the vendor is entitled. To accomplish this objective, the standard requires five basic steps: (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the entity satisfies the performance obligation. ASU 2014-09 will be effective for nonpublic entities for annual periods beginning after December 15, 2018. Management is currently evaluating the effect that adoption of this new standard will have on the Company's financial statements.

Dine Inc.

Notes to the Financial Statements

2. Capitalized Software Development Costs

Capitalized software development costs consist of the following at December 31:

	2018		2017	
Software	$	65,000	$	20,000
Less: accumulated amortization		—		—
	$	65,000	$	20,000

Amortization expense for the years ended December 31, 2018 and 2017 was $0 due to the fact that the related platform is still in the development stage. Amortization will begin once the software is substantially completed and ready for its intended use.

3. Common Stock Warrants

During the year ended December 31, 2018 and the period from June 5, 2017 (inception) through December 31, 2017, the Company granted warrants to purchase 68,182 and 33,303 shares of common stock, respectively, to a third party in exchange for services related to the development of the Company's online software platform. These warrants have an exercise price of $0.33 per share and have exercise periods extending from December 2018 through December 2033. The Company determined the grant date fair value of these warrants to be $22,500 and $10,000, respectively, using the Black-Scholes option pricing model. The fair values of these warrants are being recorded as additional paid in capital over the term of the related service agreement and capitalized software.

4. Notes Payable

Note payable to shareholder

On May 20, 2017, the Company entered into a note payable agreement with a shareholder in the amount of $10,000. Amounts borrowed under this agreement are due on May 20, 2020 and bear interest at 0% for the first year and then 7% per year for the final two years. The amount due to the shareholder and payable by the Company was $10,000 as of December 31, 2018 and 2017. Accrued interest payable is $420 and $0 as of December 31, 2018 and 2017, respectively.

Convertible notes payable

On March 4, 2018, the Company entered into a promissory note agreement with a lender for an amount of $20,000. This note payable included an interest rate of 10% per year. The full balance of the note was due to be repaid by the Company on September 5, 2018. On July 3, 2018, the Company amended the promissory note with this lender. Under the amended terms of the agreement, the amount outstanding was increased to $35,000 and the parties agreed that the lender may be repaid by converting the outstanding principal and accrued interest into common shares upon the lender's request, based on the terms and valuation of any currently active funding round that has achieved its minimum offering amount. As of December 31, 2018, the outstanding principal balance under this convertible note payable was $35,000. Accrued interest payable is $2,917 as of December 31, 2018.

4. Notes Payable (continued)

On August 31, 2018, the Company entered into a promissory note agreement with a lender for an amount of $2,000. This note payable included an interest rate of 10% per year. The full balance of the note was due to be repaid by the Company on March 3, 2019. On September 24, 2018, the Company amended the promissory note with this lender. Under the amended terms of the agreement, the amount outstanding was increased to $5,000 and the parties agreed that the lender may be repaid by converting the outstanding principal and accrued interest into common shares upon the lender's request, based on the terms and valuation of any currently active funding round that has achieved its minimum offering amount. On October 29, 2018 the Company amended the promissory note with this lender once again, to increase the amount due per the agreement to $10,000. On November 30, 2018, the Company amended the promissory note with this lender once again, to increase the amount due per the agreement to $30,000. As of December 31, 2018, the Company's total outstanding debt related to this convertible note payable was $30,000. Accrued interest payable is $1,000 as of December 31, 2018.

5. Commitments

The Company leases office space under the terms of a noncancelable operating lease agreement, which was initially a 12-month agreement that expired on February 28, 2019 and then became a month to month payment agreement. Rent expense totaled $7,100 and $0 for the years ended December 31, 2018 and the period from June 5, 2017 (inception) through December 31, 2017, respectively.

6. Income Taxes

The tax effects of differences that give rise to significant portions of the deferred income tax assets and liabilities as of December 31, 2018 and 2017 were as follows:

December 31,		2018		2017
Net operating loss	$	20,688	$	13,473
Valuation allowance		(20,688)		(13,473)
Net deferred tax assets	$	—	$	—

At December 31, 2018, the Company has net operating loss carryforwards available to offset future taxable income of approximately $20,688. The extent to which net operating loss carryforwards can be used to offset future taxable income may be limited, depending on the extent of any ownership changes as defined by federal and various state and local jurisdictions. These limitations may result in the expiration of net operating loss carryforwards before utilization. The Company's 2017 net operating loss carryforwards will expire, if not utilized, beginning 2017 through 2037. The Company's 2018 net operating loss carryforwards do not expire.

6. Income Taxes (continued)

In assessing the realizability of the net deferred tax assets, management considers whether it is more likely than not that some portion or the entire net deferred tax assets will be realized. The ultimate realization of the net deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible. Management considers taxes paid during the previous two years, scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies that can be implemented by the Company in making this assessment. Based upon the level of historical taxable income, scheduled reversal of deferred tax liabilities, and projections for future taxable income over the periods in which the temporary differences become deductible based on available tax planning strategies, management presently believes it is more likely than not that the Company will not realize all the benefits of these deductible differences and, accordingly, has recorded a full valuation allowance at December 31, 2018 and 2017.

7. Related Parties

During the year ended December 31, 2018 and the period from June 5, 2017 (inception) through December 31, 2017, the Company periodically entered into lending arrangements with the majority shareholder, resulting in amounts due to the Company from the majority shareholder as of the end of both periods. The amounts due to the Company from the majority shareholder are $62,459 and $31,125 as of December 31, 2018 and 2017, respectively.

8. Subsequent Events

Management has evaluated the Company's December 31, 2018 financial statements for subsequent events through April 19, 2019, the date the financial statements were available to be issued. Management is not aware of any subsequent events which would require recognition or disclosure in the Company's financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]







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Investors
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Raised of $10K - $535K goal
Dine Inc.
The Future of Foodservice
Small OPO
Technology
Accepting International Investment

Overview   Team   Terms   Updates   Comments   Share

Investor Snapshot

Company Description

Running a restaurant requires owners, managers & staff to wear a lot of different hats. Dine Inc. was founded by a foodservice industry veteran keenly aware of the lost efficiencies and gaps prevalent in modern restaurant technology. The DineGigs platform is being created to give owner/operator restaurants an industry-first enterprise resource planning (ERP) infrastructure, connecting every facet of restaurant management.

The Phase I suite of four modules is set to launch July 22nd, 2019. These address the most basic concerns of every restaurant; posting jobs, finding candidates, hiring, and employee communication. Phase II, DineHR, expands on the Phase I offering and is currently being scoped for release in Q4 2019. Over five development phases spanning more than 20 modules, Dine Inc. is building a completely integrated platform/software as a service (PaaS/SaaS) that will revolutionize how independent restaurants operate. By mid-2020 we expect all five phases of the DineGigs ERP infrastructure to be released.

***DineGigs Inc. shortened its name in January 2019 to Dine Inc. to better reflect our direction going forward. Both trade names are unanimous with the same entity. We now go by "Dine Inc." with our product known as "DineGigs".*

Key Hightlights

- DineGigs' is the only free job board dedicated to the foodservice industry (to our knowledge). With approximately 15 million workers, hospitality is one of the largest employment sectors of the US economy.**
- Phase 1 international launch is scheduled for July 22nd, 2019.
- DineHR, Dine Inc.'s first subscription product targeted for launch in Q4 2019, will be the only comprehensive human resource management tool designed specifically for the challenges restaurants face. DineHR features full integration with the DineGigs job board; managing hiring & onboarding in just a few clicks.
- Chosen as one of twenty-five disruptive startups amongst more than 15,000 candidates to receive software development venture funding by KiwiTech in late 2017. KiwiTech has extended Dine Inc. $500,000 in services and a dedicated Agile software development team to bring the DineGigs infrastructure to life.
- Founded and created by an awardee of OpenTable's "Top 100 Restaurants in America" and Executive Chef at one of the US's highest grossing boutique restaurants.
- The DineGigs ERP infrastructure is Patent Pending*

**Patents filed by Duncan Parker regarding the DineGigs product have been assigned to Dine Inc.*
***Source Bureau of Labor Statistics*
https://www.bls.gov/emp/tables/employment-by-major-industry-sector.htm

Security Type	Price Per Share	Valuation	# of Employees
Common Stock	$0.33	$4,982,500	3

The Future of Foodservice

The Problem

A Hole in the Industry

As one of the largest employment sectors of the US economy**, everyday tens of thousands of hospitality employers and employees are looking to connect, but where? Once upon a time Craigslist was the foodservice job board of choice. A few years ago, Craigslist began charging for job ads which alienated much of the industry. Many now try to retrofit Facebook into a job board, but are dismayed when they find potential customers see more "help wanted" posts from their favorite establishments than "tonight's specials". One thing is clear; the foodservice industry has depended-on and wants a free foodservice job board. Why can't it have what it wants, and more? Perhaps an elegant and affordable HR solution designed specifically for them, as well?

dinegigs
TOP GIGS
GIGS AROUND YOU

If you happened to work in a restaurant 20 years ago, you'd probably be surprised to find that not much has changed. They might even be using the same point-of-sale purchased back in the late 90's. Out of touch economies of scale leave restaurants paying high dollar for relatively simple technology. This hampers the restaurant technology upgrade cycle and presents the opportunity for disruption we now have today.



Prototype of the DineGigs job board. Product is currently in development and scheduled for July 2019 release.

Take employee communication, for example. Restaurants don't provide enterprise email accounts for all employees or have mailboxes in the back room where they distribute memos. It's done on sticky notes, whiteboards, scribbled lists on a torn piece of paper, legal pad, etc. There must be a better way, not just because it's inefficient, but because there must be both for legal liability and complying with constantly changing regulations. It's hard to believe, but no one has set out to create an affordable & scalable solution that solves even this simple issue for restaurants.

The Market

The Foodservice Industry Giant

Foodservice stands as one of the largest contributors to US GDP with approximately $500 Billion in sales in 2018. By most estimates, there are over 1 million restaurants in the US alone, employing 15 million people at any given time; equating to an astounding 10% of the total US workforce. Of those 1 million+ restaurants, nearly seventy percent can be categorized as owner/operator or independent/non-franchise with single-unit operations; these businesses employ roughly 12 million people. Internationally, the pool is even larger. The DineGigs infrastructure is being built with international scale in mind, to unite the world of foodservice.



According to our research, large franchises have vast proprietary software offerings created specifically to fit their needs. DineGigs is designed for small businesses; businesses that would not have access to this crucial technology without us.

As the only free dedicated foodservice job board we know of, DineGigs is in a class of its own. We're aware of a handful of employment sites that are foodservice specific, but at much higher price points and with limited market penetration outside of their immediate regions of sales force operation. Our expected return on marketing amounts to adding 12,000 restaurants and 300,000 registered users annually. With growing regulation around scheduling and human resources, we believe that DineGigs will be able to stand out as one of the only platforms compliant with strict New York and California employment laws.

The Solution

Filling the Void

As the cornerstone of our Phase I release, the DineGigs job board fills the industry's "want" for a free place to find foodservice talent. User profiles double as their resume, simplifying the process of applying for jobs. Business profiles detail all open positions available at a restaurant currently and allow job seekers to learn more about the restaurants where they're applying. Restaurants using the platform can track applicants for each position, simplifying the hiring process and remaining compliant with employment application regulations. Think "LinkedIn" with an added robust applicant tracking system; for restaurants, for free.

Our answer to the need for improved employee communication is DineWall. With a user interface similar to the feed of Facebook, users can connect with other users & businesses around the world in a familiar UX. Upon becoming employed by a restaurant using DineGigs, DineWall becomes a curated feed where private communications from their employer or groups within the establishment are given priority above posts from non-employment related posts. Employers have the ability to mark posts "mandatory" requiring employees to acknowledge or respond to a post before moving further down into their feed.



Prototype of a Business Profile. Product is currently in development and scheduled for July 2019 release.

We could've called it, "business in the front, party in the back", but DineWall seemed more fitting.

DineGigs, DineWall, the employee & business profile modules, MyGigs (where users save their favorite jobs) and MyBusiness (basic business page administration), as well as the behind-the-scenes infrastructure foundation upon which the entire future application is dependent are our first modules to be released on July 22nd, 2019. An intangible quality we strive to create is the ability for restaurants to organically use the modules they want, while ignoring the rest. It's of utmost importance to us that restaurants operate how they like without software dictating change of operational systems & processes. However you wish to use the patent pending DineGigs infrastructure, it will be fully integrated with each of our modules, ready to adapt to you.

Looking Forward

Phase II of the DineGigs infrastructure is currently being scoped for release in Q4 2019. Collectively, this suite of modules is known as "DineHR". As one of the first HR solution designed specifically for the foodservice, we expect this suite of modules to bring a collective sigh of relief to where there was none before. With streamlined hiring and paperless onboarding, DineHR makes hiring a... click! Background checks and identity verification are handled seamlessly while self-service benefit and employment information update access keep all systems synced without the need for management administration. Employees show up on their first day ready to work without a mountain of paperwork left for managers to navigate between bookkeepers and government form filing.

Our goal is to seamlessly integrate the most advanced restaurant scheduling software you can imagine. Employee availability, rankings and other data are utilized in a proprietary algorithm that automates the schedule-making process, saving management several precious hours each week, an industry first. Scheduling will integrate with our TimeClock module, both of which are included in Phase II, ensuring workers are only allowed to



Prototype of User Profiles. Product is currently in development and scheduled for July 2019 release.

clock-in for the position in which they are scheduled (and not a different position with a higher pay rate – a common cheat). Further, Phase III will incorporate smartphone geofencing from our mobile app, and integration with security system facial recognition technology to better record time in/out for missed clock-ins. Our final Phase II module, DineDash, provides a unified dashboard where users can manage their entire DineGigs experience. We expect to retail DineHR for $35/month all-inclusive with unlimited premium featured job postings and digital onboarding, available Q4 2019.

As you see, each phase of DineGigs brings a new level of functionality simplifying restaurant management with enterprise-level technology. Our other 12 modules (yet to be announced), plus mobile apps, will expand even further on the theme; culminating with the release of Phase V with a goal of becoming the world's most advanced, intuitive and affordable restaurant management system. We expect to release a new phase of modules every three to four months after the initial DineGigs Phase I release this June; all five phases are expected to be completed by the second half of 2020.

The Business Model

Our Growing Platform

The Phase I release is intended as a service to the service industry. We believe such a useful, free set of modules will build a recurring userbase who depend on DineGigs; it's a loss leader we all gain from. Within the DineGigs job board, premium a la carte job postings can be purchased at the top of the page, with the free chronological feed below. These premium postings will be featured for 10 days for $20. Major cities with highly competitive hiring markets will likely be the largest consumer of the premium ad space.

The extended features offered in Phase II build upon everything created in Phase I and further simplify the hiring & HR needs of restaurants. Most competitors offering only employee scheduling software retail their programs at $50 per month or more. By adding DineHR, Scheduling, DineDash, TimeClock, unlimited featured job posts and digital employee onboarding for $35/month, DineGigs will not only be the most comprehensive platform available, but also the most affordable.

With three more phases of 12+ modules planned to be released after Phase II, you could say there's a lot up our sleeve.



Prototype of DineWall. Product is currently in development and scheduled for July 2019 release.

Although we're keeping our lips sealed (for now) we can tell you that there are several new revenue streams being added with each new phase, and not all of them are subscription based (and definitely not click-based). We will announce our Phase III modules upon the release of Phase II in Q4 2019, Phase IV upon the Phase III release in early 2020, and so on.

By 2022, our goal is for the DineGigs platform to be utilized by 100,000 restaurants and 3 million employees in the United States alone. Internationally, we aim to expand by an additional 60,000 restaurants and 2 million users over the same period. Overall, the target is 10% US market penetration and 3% world market share; plenty of room to grow.

Our Traction

Company Growth

Dine Inc. was officially founded in June 2017 after more than two years of planning. To date, we've raised nearly $200,000 in cash via an oversubscribed $93,000 Common Equity Seed Round and $101,500 in Convertible Notes, which convert upon filing of this Reg CF raise. Further, our venture partner KiwiTech has placed a $5 Million valuation on Dine



Inc. for the first $250,000 software development tranche. Our Reg CF raise valuation of $5 Million is based upon KiwiTech's valuation; all convertible notes exercise at the $5 Million par valuation without discount. Upon exhaustion of the first $250,000, KiwiTech will extend an additional $250,000 at a post-money $10 Million valuation, for a total $500,000 investment in Dine Inc. Currently, Dine Inc. has utilized approximately $100,000 of the first $250,000 tranche and expects to begin utilizing the second $250,000 tranche post-raise in late 2019 at the $10 Million valuation. A 409A Valuation contract has been executed with Carta (formerly eShares, Inc.) and will be completed post-raise in Q4 2019.



Prototype of MyGigs. Product is currently in development and scheduled for July 2019 release.

A Delaware C Corporation, Dine Inc.'s offices are headquartered in the Startup Virginia/CapitalOne business incubator in the Shockoe Bottom neighborhood of Richmond, VA.

Dine Inc.'s partnership with Big Sass Marketing, a channel marketing firm with outstanding reach & understanding of the foodservice industry, is expected to be a key driver of our success. Together, we've created an extensive marketing plan covering digital media, direct mail, outbound sales, blogs and multimedia, foodservice media, digital video, and the use of strategic industry connections to canvas our market at launch.

The Financials

Picturing Our Future

Our initial target benchmark in this crowdfunding campaign is to raise $250,000; $100,000 to ignite our marketing campaign and $150,000 for R&D, working capital, operations and employment. Funds raised in excess of $250,000 will be used to speed our product launch timeline and expand our marketing reach. Should the round maximum be achieved, we anticipate funding our marketing campaign for six to twelve months (not including revenue earned over that period – we do expect sales revenue in that time-frame excluding capital raised). We will look to expand our executive leadership & international product support team around the time of Phase II launch, ensuring an excellent customer experience and developing a corporate culture centered on our driving inspiration, well-executed foodservice.

Based on our current projections, our goal is to begin generating revenue in Q4 2019 with 3,000 restaurants and 100,000 individuals having created profiles on the platform. Acquisition cost per business is expected to be approximately $38. With each business adding roughly 35 users, we expect an intrinsic cost of acquisition per user of around $1.



Screenshot of images loading to user profiles in Phase I release scheduled for July 2019.

Who We Are

Vast Experience, Knowledge and Expertise

Dine Inc.'s founder and creator of the DineGigs platform began his career in foodservice at the age of 13 as a dishwasher. Over the next 12 years and through two college degrees he continued to work in restaurants until starting a career on Wall Street with Morgan Stanley in Santa Monica, CA in 2006. Duncan moved back to the east coast in 2008 and then continued his career with Merrill Lynch, where he worked until 2012. He continued as a professional prop trader on New York Stock Exchange until 2014, when the call of the restaurant biz brought him back to his hometown of Richmond, VA. Having spent so much time in his youth in restaurants, he often dreamed about going into the restaurant business.

The opportunity would arise for him to take the reigns as General Manager of a Richmond restaurant that had faced serious challenges over the previous five years, with severe revenue declines. That restaurant was LuLu's, and it was in dire need of a turnaround. After 10 months of nonstop work, LuLu's was listed for the first time in its history on OpenTable's "Top 100 Restaurants in America" for its now famous brunch, out of more than 30,000 restaurants. That first year saw a revenue increase of 66% over the previous year; the following year revenue increased an additional 68% -- an uncommon feat by any measure.



"As a restaurant manager, I was constantly looking for tools to make my job easier. I kept thinking to myself 'when are they going to create this or that?' One day it clicked, I had to do it. No one else was able or aware of the opportunity for disruption that was so clear to me. Four years later, here we are. DineGigs is ready to launch and will change the foodservice business forever."

It was during this time that Duncan began envisioning the DineGigs platform. He became Executive Chef of a swanky new restaurant called Kabana Rooftop and worked further in his spare time to improve the platform for back of house operations. By the end of 2016, Duncan had officially held every title in the restaurant business: dishwasher, prep cook, line cook, host, busser, server, bartender, Executive Chef and General Manager. It was time to bring DineGigs to life. The original DineGigs job board launched May 12th, 2017. An hour after launching, DineGigs received its first unsolicited investment inquiry. A week later the check was cashed. The rest is history.

This July 22nd, 2019 the next chapter of DineGigs begins. We want you to be a part of our future.

In the Press

BUSINESS INSIDER   PYMNTS.com   Richmond BizSense

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Meet Our Team



Duncan Parker
Founder, Chairman & CEO

Duncan Parker is Founder of Dine Inc. and creator of the DineGigs ERP Infrastructure. Originally from Richmond, VA, Duncan is a graduate of Flagler College in St. Augustine, FL where he earned a Bachelor's in Business Administration. He began a career on Wall Street in his mid-20's in 2006 with Morgan Stanley in Santa Monica, CA and continued in the business until returning to the restaurant business in 2014 when he first inmagined the DineGigs platform.





Gurvinder Batra
Acting CTO

Technologist, founder, and speaker. Drive innovation, harness emerging technology trends and bring cutting-edge products to market quickly. Acting CTO of Dine Inc. overseeing all technology development. Oversee KiwiTech's wide range of technology development, pioneer R&D work and spearhead all operations of the company.





Arushi Seth
Business Analyst

Rockstar Business Analyst, Arushi Seth, works closely with Duncan on a daily basis building platform requirements and leading all Agile/SCRUM project management for the entire DineGigs infrastructure. Additionally, Arushi facilitates communication amongst our team of 10+ developers; helping us solve complex software development challenges with innovative solutions.



Offering Summary

Company :	Dine Inc.
Corporate Address :	1717 E Cary St, 1717 Innovation Center Ste 3118, Richmond, VA 23223
Offering Minimum :	$9,999.99
Offering Maximum :	$534,999.96
Minimum Investment Amount (per investor) :	$165.00

Terms

Offering Type :	Equity
Security Name :	Common Stock
Minimum Number of Shares Offered :	30,303
Maximum Number of Shares Offered :	1,621,212
Price per Share :	$0.33
Pre-Money Valuation :	$5,083,999.14







**Maximum subject to adjustment for bonus shares. See Bonus info below*

The 10% Bonus for StartEngine Shareholders

Dine Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 in StartEngine's own offerings.

StartEngine shareholders who invested $1,000 or more in any StartEngine offering will receive a 10% bonus on this offering. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Common Stock at $0.33/ share, you will receive 110 common stock shares, meaning you'll own 110 shares for $33. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors received their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

Some of the funds raised may be used for: Vendor payments; Salary payments made to one's self, a friend or relative; Any expense labeled "Administrative Expenses" not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Inter company debt or back payments.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Duncan Parker: [00:00:00] Hey my name is Duncan Parker. I'm the founder of Dine Inc. And the DineGigs ERP infrastructure. I started working in restaurants when I was 13 years old as a dishwasher over the next twelve years I work just about every position you can think of. Twenty. I left the business went on to Wall Street for almost a decade and in 2014 I returned to the restaurant business. I was shocked that nothing has really changed since the late 1990s. You know in this modern age of self-driving cars an immediate order online and your Amazon shows up the next day it was kind of strange that people were still using pen and paper. Restaurants today are on the same way they were run 20 years ago it might even be the same touchscreen point of sale that they were using in the late 1990's. To run a restaurant successfully. Takes one hundred to one hundred twenty hours a week of hard work and I couldn't help but think about how if there were certain tools available how it would make my job easier. I reached out to several technology vendors and asked them when they were going to come up with this tool or that tool and explain to them what I need but more often than not it fell on deaf ears. It was at that point that I decided I have to do it and I set out to create the Dan gigs ERP infrastructure and response. The first problem we're going to address is that there's no unified job board. Before if you tried to find an employee or look for a chef, it's kind of opaque how you would do that. You would have to post job ads on Craigslist maybe you know within private Facebook group. Isn't there a better way to do this? I think so and that's the first problem that we're setting out to tackle with the DineGigs job board. If you think about it as sort of a LinkedIn for foodservice where anyone can find any restaurant online and with a couple of clicks get hired and start working. This coming July 2019 the next phase of DineGigs begins. We want you to be a part of it. Thank you for your time and we look forward to being your partner. [00:00:00][0.0]

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:55 PM 05/22/2018
FILED 02:55 PM 05/22/2018
SR 20184142821 - File Number 6435102

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF DINEGIGS INC.

DineGigs Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is DineGigs Inc., and that this corporation was originally incorporated pursuant to the General Corporation Law on June 5, 2017 under the name DineGigs Inc.

2. That the Board of Directors duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

FIRST: The name of this corporation is DineGigs Inc. (the "**Corporation**").

SECOND: The address of the registered office of the Corporation in the State of Delaware is 16192 Coastal Highway, in the City of Lewes, Delaware, 19958, County of Sussex. The name of its registered agent at such address is Harvard Business Services, Inc.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 75,000,000 shares of Common Stock, $0.000001 par value per share ("**Common Stock**") and (ii) 25,000,000 shares of Preferred Stock, $0.000001 par value per share ("**Preferred Stock**").

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A. COMMON STOCK

1. <u>General</u>. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein or determined by the Corporations Board of Directors as permitted hereby.

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2.   Voting. The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to the Certificate of Incorporation that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Certificate of Incorporation or pursuant to the General Corporation Law.

B.   PREFERRED STOCK

25,000,000 shares of the authorized and unissued Preferred Stock of the Corporation which may be divided into any number of separate classes, the rights, preferences, powers, privileges and restrictions, qualifications and limitations of which shall be determined by the Corporation's Board of Directors as of the date of issuance of such Preferred Stock.

FIFTH: Subject to any additional vote required by the Certificate of Incorporation or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

SIXTH: Subject to any additional vote required by the Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation.

SEVENTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

EIGHTH: Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

NINTH: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

TENTH: The Corporation has the right to indemnify its officers and directors to the fullest extent permitted by law.

ELEVENTH: Unless the Corporation consents in writing to the selection of an alternative forum, the State Courts of the Commonwealth of Virginia, or the Federal District Court of the Eastern District of Virginia, sitting in the City of Richmond shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant the Corporation's certificate of incorporation or bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine. If any provision or provisions of this Article Eleventh shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article Eleventh (including, without limitation, each portion of any sentence of this Article Eleventh containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

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3. That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. That this Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this Corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 16th day of May, 2018.

By: _____
        DocuSigned by:
        Duncan Parker
        —76FD19700166495...
        President

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State of Delaware
Secretary of State
Division of Corporations
Delivered 05:35 PM 12/05/2018
FILED 05:35 PM 12/05/2018
SR 20187986915 - File Number 6435102

CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION
OF
DineGigs Inc.

DineGigs Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware.

DOES HEREBY CERTIFY:

FIRST: That at a meeting of the Board of Directors of DineGigs Inc. resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "FIRST" so that, as amended said Article shall be and read as follows:

FIRST: The name of the corporation is: Dine Inc.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held, upon notice in accordance with Section 222 of the General Corporation law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

FOURTH: The amendment will have a future effective date of January 1, 2019.

IN WITNESS WHEREOF, said DineGigs Inc. has caused this certificate to be signed by its Authorized Officer this 5th day of December, 2018.

BY: ______________________-Signature

Name: Duncan A Parker -please print
Authorized Officer